U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

JA ENERGY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

PREFERRED VOTING STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

46607P 104

(CUSIP Number)

Mark DeStefano

500 N. Rainbow Blvd, Suite 300

Las Vegas, NV 89145

(702) 221-1953

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ♦.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 46607P 104	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK DeSTEFANO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,087,735 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,087,735 (2)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,087,735 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.6% of common stock(3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Consists of 87,735 common shares plus 1,000,000 Series A preferred shares. The preferred shares have voting rights equal to 50,000,000 common shares.

(2) Consists of 87,735 common shares plus 1,000,000 Series A preferred shares.

(3) Percentage of class calculated based on an aggregate of 93,402,385 (43,402,385 common + 50,000,000 Preferred Voting Rights) shares issued and outstanding, after giving effect to the transactions described in Item 3 of this Schedule 13D, as reported in (i) the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 10, 2014; and (ii) the number of shares issued and outstanding (43,402,385 common shares) reported in the Issuer's Form 10-Q filed with the SEC on April 21, 2014.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of JA Energy, a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 10010 Alta Drive, Suite 115, Las Vegas, NV 89145.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Mark DeStefano (“Reporting Person”).

The address of the principal office of the Reporting Person is 500 N. Rainbow, Suite 300, Las Vegas, NV 89107.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last ten years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On April 4, 2014 and May 5, 2014, the Reporting Person loaned the Company $50,000 and $20,000 respectfully. On June 6, 2014, the Board of Directors of JA Energy, Inc. ratified and approved a Settlement Agreement with Mr. Mark DeStefano to avoid default and foreclosure on his $20,000 Note.

Under the terms and conditions of the Settlement Agreement, Mr. DeStefano agreed not to foreclose on his $20,000 Note, and the title to JA Energy's pending patents that were used as collateral to secure the Note would continue to be held by JA Energy. The title to patents would not pass to Mr. DeStefano, upon default of the Note, as stipulated in the Collateral Agreement. Mr. DeStefano further agreed to forgive the $20,000 Note, its interest and the interest only on the $50,000 Note in exchange for 1,000,000 Preferred Voting Stock, that are designated where each Voting Preferred share carries the voting power of fifty (50) common shares. In return, JA Energy agreed to file Articles of Designation for the Preferred Voting Shares with the Nevada Secretary of State and agreed to issue 1,000,000 Preferred Voting Stock to Mr. DeStefano.

The Settlement Agreement further stipulates that Mr. DeStefano agrees to return the 1,000,000 Preferred Voting Stock to JA Energy for cancellation, upon payment-in-full of his $50,000 Note, without interest, and the sale and delivery by JA Energy of five (5) Units of both the Modular Distillation Unit ("MDU") and the Electrical Generation System, Method of Producing Electrical Energy, And Manufacturing An Electrical Generation System ("MEG"). The MDU and MEG are two products that have been under development by the Company.

The Reporting Person acquired beneficial ownership of the Securities with his own personal funds.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

As of June 6, 2014, Reporting Person beneficially owned 1,000,000 Preferred Voting shares, par value $0.001, that carry voting rights equal to 50,000,000 common shares plus 87,735 common shares, par value $0.001, representing a total of 53.6% of Issuer’s common stock.

Additionally, Mr. DeStefano owns Cashless Warrants in JA Energy representing 475,000 common shares. This Warrant has not been exercised, and if it is not exercised before March 19, 2017, it becomes void.

Except as described in this Schedule 13D, Mr. DeStefano has not effectuated any other transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

10.1	Settlement Agreement, dated June 6, 2014 (1)

99.1	Promissory Note, dated April 4, 2014 (2)

99.2	Promissory Note, dated May 5, 2014 (2)

99.3	Collateral Agreement, dated May 5, 2014 (2)

(1)  Incorporated by reference to the Form 8-K Current Report as filed with the U. S. Securities and Exchange Commission on June 10, 2014.

(2)  Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 13, 2014	By:	/s/ Mark DeStefano
Mark DeStefano
Shareholder